Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2



05007922

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to increase manufacturing capacity in Sweden.

Stockholm, Sweden, May 3, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 9948 073

Sec 82-812

For further information please contact:
Björn Rosengren, Business Area Executive, Construction and Mining Technique
+48 (0)8 743 8314 or +46 (0)70 417 8502
Joanna Canton, Media Relations Manager
+44 (0)1442 222 312 or +44 (0)7971 650 115

Atlas Copco to increase manufacturing capacity in Sweden

Stockholm, Sweden, May 3, 2005: Atlas Copco is to expand its facilities in Örebro, Sweden, for the manufacturing of mining and tunneling equipment. The company is to invest MSEK 40 (approx. MEUR 4.4) in a new plant for the assembly of loaders and mine trucks.

Björn Rosengren, Business Area Executive, Construction and Mining Technique, emphasizes that the move is a part of a long term strategy of Atlas Copco's Underground Rock Excavation division. *"We have a positive view of the future and this is another step in our plan to increase capacity,"* he says. *"It is also a timely development in view of the many new products that we have recently added to our range."*

The investment is the latest in a series of moves to concentrate and expand the company's construction and mining business in Örebro, including the transfer of the loader assembly facilities from Portland, Oregon, the United States in 2003.

The new facility is expected to lead to increased employment in the Örebro area, which is now widely regarded as a world center for rock drilling technology. Construction will begin in May and the facilities are scheduled to be fully operational early 2006.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Underground Rock Excavation is a division within the business area Construction and Mining Technique of the Atlas Copco Group, having its main manufacturing center in Örebro, Sweden. The division develops, manufactures and markets worldwide a wide range of tunneling and mining equipment for various underground applications. The division focuses strongly on innovative product design and aftermarket support systems, which give added customer value. More information is available on atlascopco.com.